

March 22, 2013

Via E-mail
Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
Navy Yard Corporate Center
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource America, Inc.**
> **Form 10-K for the year ended September 30, 2012**
> **Filed December 14, 2012**
> **File No. 000-04408**

Dear Mr. Elliott:

We have read your supplemental response letter dated March 8, 2013, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Note 9 - Variable Interest Entities, page 68

1.   We note your response to comment one of our letter dated February 26, 2013. Please describe for us the "best case" scenario and how you determined what the "best case" scenario would be (e.g., the most optimistic scenario based on probable outcomes, the best potential scenario based on the design of the entity, etc.).

2.   Please tell us what effect qualitative factors, including but not limited to each of the factors noted in your response to our prior comment one, had on your analysis and conclusion. In this regard, we note that a quantitative analysis is not required and shall not be the sole determinant as to whether a reporting entity has the obligations or rights referred to in ASC 810-10-25-38A and that the probability of certain events occurring

would generally not factor into an analysis of whether a financial interest could potentially be significant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant